Exhibit 4(b)(xvi)

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY (VALIC)

HOUSTON, TEXAS

Premium Enhancement Credit Endorsement on Eligible Deposits

This Endorsement is made a part of the group or individual annuity contract or group annuity certificate to which it is attached (the "Contract"). This Endorsement supersedes any inconsistent provisions of the Contract or any endorsement issued prior to or concurrent with this Endorsement. Capitalized terms are defined below or have the same meaning given to them in the Contract. This Endorsement amends the Contract as follows:

The Company will add a Premium Enhancement Credit to your Accumulation Value on the day we receive an Eligible Deposit meeting the Minimum Deposit Requirement, subject to the Eligibility Period and the following conditions:

  The Premium Enhancement Credit is the amount the Company will add to your Contract. It equals [two percent (2%)] of the Eligible Deposit.

  An Eligible Deposit is a Purchase Payment that is transferred from a non-Company contract or account described under Code section 403(b), or from another qualifying plan or IRA, either as a direct or indirect rollover, or any other qualifying direct transfer. An Eligible Deposit does not include an employer or employee contribution made to the Contract, whether made as an elective or nonelective employee contribution under the plan or program under which this Contract is issued.

  An Eligible Deposit must be in an amount of [$50,000] or greater (the "Minimum Deposit Requirement") in order to receive the Premium Enhancement Credit. We will aggregate multiple qualifying deposits made within 90-days of one another to meet the Minimum Deposit Requirement for an Eligible Deposit. No deposit shall be counted unless it has been made on or after the effective date of this Endorsement. No Premium Enhancement Credits will be applied to Eligible Deposits received after a withdrawal is made from the Contract.

  The Eligibility Period is the period of time during which we must receive Eligible Deposits (or the first Eligible Deposit of multiple Eligible Deposits aggregated within 90-days to meet the Minimum Deposit Requirement). It runs from [August 1, 2007] through [July 30, 2008].

  We will allocate the Premium Enhancement Credit among the Fixed and Variable Investment Options in the same manner as the corresponding Eligible Deposit. If multiple Eligible Deposits are aggregated to meet the Minimum Deposit Requirement, we will credit and allocate the Premium Enhancement Credit on the effective date of, and consistent with the allocation of, the last Eligible Deposit so aggregated.

  The Premium Enhancement Credit and any gains or losses attributable to such amounts will be treated as earnings for all purposes under the Contract. The Premium Enhancement Credit will therefore be immediately available for withdrawal, annuitization or payment of a death benefit. The Company reserves the right not to credit any Premium Enhancement Credit until the end of the Contract's Free Look Period.

  The Premium Enhancement Credit will not apply in the event the Contract is maintained under a plan subject to Title I of ERISA, or under an Individual Retirement Arrangement.

  Except as otherwise provided in this Endorsement, the Premium Enhancement Credit will be subject to all of the rights and limitations that would otherwise apply under the Contract to earnings, gains, or other credits under the Contract.

All other terms and conditions of the Contract (as modified by any other endorsement issued therewith) remain unchanged. The effective date of this Endorsement is [ ].

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

/s/ KATHERINE STONER

Secretary

PDPB-407